SECUR 05035473 ION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 8-65385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CENTRE CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 ELSKIP LANE
(No. and Street)

GREENWICH, CT. 06831
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KENNETH SPADAFORD 516-825-6233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOSEPH BELLETTI & COMPANY
(Name – *if individual, state last, first, middle name*)

1225 FRANKLIN AVE.-SUITE 325, GARDEN CITY, NY 11530
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 28 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 16 2005
WASH, D.C. 152

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KENNETH SPADAFORD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTRE CAPITAL ADVISORS, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL PRINCIPAL
Title

Notary Public

JACQUELINE MODAFFERI
Notary Public, State of New York
No. 01MO6053022
Qualified in Queens County
Commission Expires January 2, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTRE CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION
YEARS ENDED DECEMBER 31, 2004 AND 2003
AND
INDEPENDENT AUDITORS' REPORT

CONFIDENTIAL

CENTRE CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

TABLE OF CONTENTS

JOSEPH BELLETTI & COMPANY
Certified Public Accountants and Consultants
1225 Franklin Avenue – Suite 325
Garden City, New York 11530
Tel: 516-992-3490
Fax: 516-992-3491

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF CENTRE CAPITAL ADVISORS, LLC

We have audited the accompanying balance sheet of CENTRE CAPITAL ADVISORS, LLC as of December 31, 2004 and 2003 and the related statements of operations and changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CENTRE CAPITAL ADVISORS, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Joseph Belletti & Company

Joseph Belletti & Company

Garden City, New York
January 22, 2005

CENTRE CAPITAL ADVISORS, LLC

BALANCE SHEET

DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Cash	$12,419	$16,441
NASD Account	3,191	1,231
Prepaid expenses	2,946	5,259
Total assets	$18,556	$22,931

LIABILITIES AND MEMBERS' CAPITAL

	2004	2003
Liabilities		
Accrued expenses	$1,900	$5,000
Members' Capital	16,656	17,931
Total Liabilities and Members' Capital	$18,556	$22,931

The accompanying notes are an integral part of these financial statements.

CENTRE CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenues		
Fee income	$110,595	$56,650
Other income	8,989	16,534
	119,584	73,184
Operating expenses	139,859	99,452
Net Loss	(20,275)	(26,268)
Members' Capital, beginning of year	17,931	11,199
Members' Capital Contributions during the year	19,000	33,000
Members' Capital, end of year	$16,656	$17,931

The accompanying notes are an integral part of these financial statements.

CENTRE CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Operating activities		
Net loss	($20,275)	($26,268)
Adjustments to reconcile net loss to net cash used for operating activities		
Changes in assets and liabilities		
NASD Account	(1,960)	(1,106)
Prepaid expenses	2,313	(5,259)
Accrued expenses	(3,100)	734
Net cash used for operating activities	(23,022)	(31,899)
Financing activities		
Members' Capital Contributions	19,000	33,000
Increase (Decrease) in cash	(4,022)	1,101
Cash, beginning of year	16,441	15,340
Cash, end of year	$12,419	$16,441

The accompanying notes are an integral part of these financial statements.

1 - SIGNIFICANT ACCOUNTING POLICIES

General

The Company provides investment banking services and is a member of the National Association of Securities Dealers Inc.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

Income taxes

The Company is a Limited Liability Company for Federal and State tax purposes, and accordingly the Company's taxable income is reportable on the individual members income tax returns, and the Company makes no provisions for federal and state income taxes.

JOSEPH BELLETTI & COMPANY
Certified Public Accountants and Consultants
1225 Franklin Avenue – Suite 325
Garden City, New York 11530
Tel: 516-992-3490
Fax: 516-992-3491

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION

TO THE MEMBERS OF CENTRE CAPITAL ADVISORS, LLC

Our audit of the basic financial statements in the preceding section of this report was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information shown on pages 7 and 8 are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, such information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Belletti & Company

Joseph Belletti & Company

Garden City, New York
January 22, 2005

CENTRE CAPITAL ADVISORS, LLC

SCHEDULE OF OPERATING EXPENSES

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Professional Fees	$19,309	$4,750
Compensation to Partners	68,000	0
Consulting Fees	0	36,565
Business Meals	2,642	4,634
Travel	9,682	10,469
Stationery and Supplies	2,415	1,312
Utilities	5,766	6,130
Insurance	21,651	20,304
State Registration and NASD Fees	8,062	8,426
Miscellaneous	2,332	6,862
	$139,859	$99,452

See Independent Auditors' Report on Accompanying Information.

CENTRE CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2004 AND 2003

	2004	2003
COMPUTATION OF NET CAPITAL:		
Total Ownership Equity	$16,656	$17,931
Total Nonallowable Assets		
NASD Account	3,191	1,231
Prepaid expenses	2,946	5,259
Total nonallowable assets	6,137	6,490
Net Capital Before Haircuts on Securities	10,519	11,441
Haircuts on Securities	0	0
Total Net Capital	10,519	11,441
Net Capital Requirement	5,000	5,000
Excess Net Capital	$5,519	$6,441

COMPUTATION OF AGGREGATE INDEBTEDNESS:

	2004	2003
Total Liabillities and aggregate indebtedness	$1,900	$5,000
Percentage of aggregate indebtedness to net capital	18%	44%

See Independent Auditors' Report on Accompanying Information.